February 10, 2025

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

       Re: Functional Brands Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 10, 2025
           File No. 333-284180
Dear Eric Gripentrog:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 6, 2025, letter.

Amendment No. 2 to Registration Statement on Form S-1
Report of Independent Registered Public Accounting Firm, page F-30

1.     We note the changes to the audit report in response to our prior comment
2. Please
       provide an audit report that conforms to the requirements of AS 3110.05. In this regard, AS 3110.05 does not allow dual dating for events occurring prior to the date of the original audit report, which was October 24, 2024 as provided in your Form S-1 filed January 8, 2025.
        Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614
with any other questions.
 February 10, 2025
Page 2



                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences
cc:   Scott Linsky